[redacted]

09040365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue – Suite 1500
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen – Chief Financial Officer — 212-407-5510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

VECTORGLOBAL WMG, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of
VectorGlobal WMG, Inc.
New York, New York

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
March 27, 2009

VECTORGLOBAL WMG, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$	130,713
SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 10)		1,815,515
RECEIVABLE FROM BROKERS (NOTE 10)		700,477
DUE FROM RELATED PARTY (NOTE 5)		335,208
PREPAID INCOME TAX (NOTE 6)		396,971
DEFERRED TAX ASSET (NOTE 6)		642,928
PROPERTY AND EQUIPMENT, NET (NOTE 4)		629,397
OTHER ASSETS (NOTE 7)		232,637
	$	4,883,846

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	72,564
Accrued bonus payable		435,314
Due to related party (Note 5)		162,578
Deferred rent payable (Note 7)		161,238
Total liabilities		831,694
LEASE COMMITMENTS AND CONTINGENCY (NOTE 7)		
STOCKHOLDER'S EQUITY (NOTE 3)		4,052,152
	$	4,883,846

See accompanying notes.

NOTE 1. ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (f/k/a VECTORMEX Incorporated) (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage and trading in Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through a clearing and custodial broker.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. All cash and cash equivalents were held or custodied at two major U.S. financial institutions. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective for fiscal years beginning after November 15, 2007. In accordance with SFAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of FAS 157 to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by management. Management has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting.

Property and Equipment

Furniture and fixtures, communications equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Upon adoption of Interpretation No. 48 for its 2009 annual financial statements, the Company will recognize income tax liabilities based upon criteria which include a more-likely-than-not threshold. The effects of adopting the Interpretation have not been determined.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157 and the Company's accounting policies as disclosed in Note 2. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008 (in thousands):

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments in corporate debt	$ -	$ 979,385	$ -	$ 979,385
Investments in preferred equities	836,130	-	-	836,130
	$ 836,130	$ 979,385	$ -	$ 1,815,515

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Fund has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets, measured at fair value, for the year ended December 31, 2008 are as follows:

ASSETS, at fair value	Beginning Balance	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and /or (Out)	Ending Balance
Investment in Argenta Premium Fund	$ -	$(965,800)	$ 5,000,000	$(4,034,200)	$ -

Realized and unrealized losses are included in net trading losses on investments in the statement of operations, including a recognized loss of $965,800 upon the in-kind distribution of the Argenta Premium Fund, an offshore investment, to the Parent at the Argenta Premium Fund's reported net asset value on December 31, 2008.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consist of the following:

Leasehold improvements	$	405,057
Office equipment		119,655
Computer equipment		316,734
Furniture		312,105
Computer software		54,235
		1,207,786
Less: accumulated depreciation and amortization	(	578,389)
	$	629,397

NOTE 5. RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company owed $160,639 of referral fees to the Ultimate Parent.

At December 31, 2008, the amount due from related party relates primarily to payment of legal and professional expenses in the amount of $335,208 that were paid on behalf of the Parent.

NOTE 6. INCOME TAXES

The Company files a consolidated Federal income tax return and combined New York State and New York City tax returns with its Parent and computes its federal, state and local tax provision on a separate-company basis.

The Company has a capital loss carryforward of $353,879 which expires in 2008.

At December 31, 2008, the Company's deferred tax asset of $642,928 relates to (1) capital loss carryforwards, (2) unrealized loss on investments for income tax purposes and (3) temporary differences on leasehold rental costs and depreciation. The Company believes that it will utilize all of the above temporary tax differences.

The Company had overpaid its federal, state and local estimated taxes resulting in overpayment of approximately $397,000.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has operating leases for office space in New York City and Miami, Florida that expire on June 30, 2009, and February 28, 2014, respectively. The Florida lease contains provisions for rent escalation.

Approximate future minimum annual rent payments are as follows:

Year ended December 31	
2009	$ 335,000
2010	212,000
2011	220,000
2012	229,000
2013	238,000
Thereafter	163,000
Total future minimum payments required	$ 1,397,000

In connection with the Company's Florida lease, the Company placed cash on deposit with the lessor in the amount of $112,857, which is included in other assets in the statement of financial condition.

The Company received a seven-month rent abatement in connection with its New York office space lease at the lease inception date. This lease was terminated by the lessor effective December 31, 2008 and simultaneously entered a new six month lease expiring on June 30, 2009.

In addition, the Company received a tenant improvement credit of $161,238 in connection with its Miami office space lease. This credit abatement has been reflected as a liability in the statement of financial condition and is amortized over the life of the lease to recognize such amounts ratably.

Contingency

On February 24, 2009, the Company was named as a defendant in an arbitration action filed by a former customer. The matter alleges that unsuitable investments were recommended, breach of duty, negligence and failure to supervise. This claimant is seeking compensatory and punitive damages totaling up to $3,000,000 plus expenses. Management believes that this action against the Company is without merit and intends to vigorously defend itself. The outcome, as well as the extent of the Company's liability, if any, cannot be determined at this time.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 25% after each anniversary of employment until fully vested.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,525,183, which was $1,275,183 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 0.55 to 1.

NOTE 10. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by JP Morgan and Pershing, whose principal offices are in New York. At December 31, 2008, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

305 858 5600
305 856 3284 fax

954 713 7444
954 759 7877 fax

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com